UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________

SCHEDULE 14F-1

_________________________

Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

 DIGITAL NETWORK ALLIANCE INTERNATIONAL, INC

(Exact name of registrant as specified in its corporate charter)

Delaware	0-50002	52-2175896
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Unit 1101, 11/F Shanghai Industrial Development Building 48-62 Hennessy Road Wanchai, Hong Kong (Address of principal executive offices)

852-3104-9012 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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DIGITAL NETWORK ALLIANCE INTERNATIONAL, INC

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Digital Network Alliance International, Inc. (the "Company"), as a result of a change in control upon closing under an Agreement for Share Exchange between the Company, Linking Target Limited, a British Virgin Islands corporation (“LTL”), and the shareholders of LTL.

This Information Statement is being mailed on or before November 10, 2008, to all persons who are holders of record of the Company's common stock as of September 23, 2008.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On September 23, 2008, as reported on the Form 8-K filed with the Securities and Exchange Commission on September 26, 2008, pursuant to the terms of an Agreement for Share Exchange, the Company issued a total of 48,399,997 shares of its common stock to the shareholders of LTL solely in exchange for all of the issued and outstanding stock of LTL.   Prior to completion of the share exchange transaction, we had 11,600,003 shares of common stock issued and outstanding.  Following completion of the share exchange transaction, we had 60,000,000 shares issued and outstanding.  Accordingly, the 48,399,997 shares issued to the shareholders of LTL constitute approximately 80.67% of the outstanding shares following completion of the share exchange transaction.

VOTING SECURITIES OF THE COMPANY

As of September 23, 2008, the Company had 60,000,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that is issued and outstanding is the common stock. As a result of the closing under the Agreement for Share Exchange, the shareholders of LTL became the owners of approximately 80.67% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current Directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The executive officers are elected annually by the Board of Directors. The Directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Terence Yap Wing Kai	37	Director
Chan Chi Fai	43	Chief Operating Officer, Chief Executive Officer and Director
Eppie Wong Yuk Ping	37	Chief Financial Officer and Director
Michael Yap Chee Keong	68	Director

Biographical Information

Terence Yap.  Mr. Yap is a Director of the Company and was CEO of the Company from January 2002 until December 2006.  Mr. Yap resigned as CEO on December 18, 2006.  He has been affiliated with the Company and its affiliated entities since January 2002, when he co-founded Digital Network Alliance (HK) Ltd.  From April 2000 to December 2002 he was the Director of Business Development for Skyhub Asia Co., Ltd., where he was responsible for the development of partnerships and alliances with various partners in Hong Kong and within the region.  Skyhub Asia’s main line of business was the provision of satellite services within the Asia Pacific region.  From June, 1999 to April, 2000, he was Business Development Manager of MCI WorldCom Asia Pacific, Ltd., where he was part of the business development team in the Asia Pacific region and was involved in mergers and acquisitions of licensed telecommunications companies, building of physical points of presence and negotiations with incumbent telecommunications operators.  MCI WorldCom’s main line of business was the provision of global data communication services.  From June 1998 to June 1999, he was distribution manager for Tele Media International H.K. Ltd (TMI), where he was responsible for distribution and sale of the company’s products and services within various countries in the Asia Pacific region.  TMI’s main line of business was the provision of data communication services within Europe and the Asia Pacific region.  From January 1996 to June 1998 he was employed by Hutchison Corporate Access (HK), Ltd., and Hutchison Corporate Access Pte., Ltd (HCA), first as senior market development executive and later as business development manager.  HCA’s main line of business is the provision of satellite data network services within the Asia Pacific region.  From June 1995 to January 1996 he was employed by Pacific Century Corporate Access Pte., Ltd. (PCCA) as a project engineer.  PCCA’s main line of business was the provision of satellite data networking services in the Asia Pacific region.  He is the spouse of Eppie Wong, who is the CFO and a Director of the Company.  He has a B.Bus degree from Swinburne University of Technology, Australia and an MBA from The Chinese University of Hong Kong.  Mr. Yap has been a director of China Security and Surveillance Technology, Inc. since March 2006.

Chan Chi Fai.  Mr. Chan is Chief Operating Officer, Chief Executive Officer and a Director of the Company.  He was appointed as CEO of the Company on December 18, 2006.  He has been affiliated with the Company and its affiliated entities since January 2002, when he co-founded Digital Network Alliance (HK) Ltd. From April 2000 to December 2001, he was a director and chief operating officer of Skyhub Asia Co Ltd., which was engaged in satellite network and data network design and project management.  Skyhub Asia’s main line of business was the provision of satellite services within the Asia Pacific region. From July 1996, to April 2000, he was marketing manager of Hutchison Corporate Access (HK) Ltd. HCA’s main line of business is the provision of satellite data network services within the Asia Pacific region.

Eppie Wong.  Ms. Wong is Chief Financial Officer and a Director of the Company.  She has been financial controller of the Company and its affiliated entities since January 2002.  From February 2001 to January 2002, Ms. Wong took time away from employment to care for a newborn infant.  From September 1999 to February 2001 she was assistant manager and projects administrator for New World China Enterprises Projects Limited (Hong Kong), where she was the China investment project manager.  New World China Enterprises’ main line of business was investment and project management of various businesses in China.  She supervised a team which was responsible for performing due diligence on potential investment projects in China and was involved in the negotiation and business planning phases of the projects.   From August 1997 to September 1999 she was employed by Deloitte Touche Tohmatsu (Hong Kong).  Deloitte’s main line of business is the provision of professional accounting services.  From August 1997 to January 1998 she was a staff accountant working within a group performing audit services for clients, and from January 1998 to September 1999 she was a semi-senior accountant with responsibility for planning for several medium to large audit engagements and for various aspects of the audit process, and was also involved in the planning and execution of customer tax plans. From April 1996 to June 1997 she was an audit assistant with Teo Fong & Wong CPA (Singapore).  Teo Fong & Wong’s main line of business is the provision of professional accounting services in Singapore. From January 1995 to February 1996 she was an audit trainee with S.W. Wu & Co CPA’s (Hong Kong).  S.W.Wu & Co.’s main line of business is the provision of professional accounting services in Hong Kong.  In June 1997, she became a provisional member of the Institute of Certified Public Accountants of Singapore. In June 1998, she was admitted to the status of Certified Practising Accountant of the CPA’s of Australia (CPA Australia), and in January 1999 she became a member of the Hong Kong Institute of Certified Public Accountants (HKICPA).   On September 20, 2005, she was advanced to Fellow membership of the HKICPA.  She has a B.Bus degree from Swinburne University of Technology, Australia. She is the spouse of Terence Yap.

Michael Yap.  Mr. Yap has been a Director of the Company since 2002.  He is one of the founding shareholders of Digital Network Alliance (Singapore) Pte Ltd.  Mr. Yap is a professional engineer and a chartered chemist by training.  Mr. Yap retired in 2000 and was not associated with any entities from the time of his retirement to his association with the Company in 2002.  He is the father of Terence Yap.

Except as otherwise stated herein, there are no family relationships between any of the current directors or officers of the Company.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred as a result of closing under the Agreement for Share Exchange between the Company, LTL, and the shareholders of LTL.

Name	Age	Position Held and Tenure
Guokang Tu	45	Chairman, Chief Executive Officer and Director
Mengyou Tong	40	Chief Financial Officer and Director
Beiquan Ling	34	Chief Operating Officer and Director
Zhiqun Li	38	Director
Jiashou Zeng	55	Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Guokang Tu.  Mr. Tu became our Chief Executive Officer on October 30, 2008 and will be appointed as a Director on or about November 20, 2008.  He has been the vice president of China Construction Guaranty, Inc. since 2007.  From 2001 to 2006, he served as the general manager of Jiangxi Jiuding Digital Technology Limited Company.  He held the position of the general manager of Jiangxi Jiuding Health Products Limited Company during the period 1996 and 2000.  He received a bachelor degree from the Medicine School of Soochow University and is studying Master of Business Management Zhongnan University at Economics and Law.

Mengyou Tong.   Mr. Tong became our Chief Financial Officer on October 30, 2008 and will be appointed as a Director on or about November 20, 2008. Mr. Tong has been the vice president and chief financial officer of China Construction Guaranty, Inc. since 2007.  He was the assistant to the president of a US listed company during 2006 and 2007.  He was the financial manager of Asia Plastic Limited Company (Nigeria) from 2005 to 2006 and the chief budget officer of Financial Bureau in Lusong District, Zhuzhou City, Hunan Province from 1990 to 2000.  He obtained a bachelor degree from Ateneo De Manila University and is a graduate of the Master of Business Management of Ateneo De Manila University.

Beiquan Ling.    Mr. Ling became our Chief Operating Officer on October 30, 2008 and will be appointed as a Director on or about November 20, 2008.  He has been the president of China Construction Guaranty, Inc.  He was the assistant branch manager of Guangdong Development Bank (Sungang Branch) from 2003 to 2004.  From 2002 to 2003, he was the manager of Shenzhen Commercial Bank (Fuhua Branch).  Mr. Ling graduated from the International Business School of Hunan University.

Zhiqun Li.    Ms. Li will be appointed as a Director on or about November 20, 2008.  She has been serving Jiangxi Jiuding Digital Technology Limited Company since 1995.  She received a bachelor degree from Wuxi University of Light Industry.

Jiashou Zeng.   Mr. Zeng will be appointed as a Director on or about November 20, 2008.  He has been serving for China Construction Guaranty, Inc. since 2007.  Ms. Zeng served for the State Grid, Jiangxi Electric Power Corporation and its subsidiary, Jiangxi Electric Power Equipments Corporation from 1975 to 2007.  From 1972 to 1975, he was a soldier in Fengxin squadron, Jiangxi military.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2007 Annual Meeting

During the fiscal year ended December 31, 2007, the Board of Directors did not have any meetings nor act by unanimous consent. The Company did not hold an annual meeting in 2007.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board.  However, stockholders can send communications to the Board through the Company office which will be at 9WN LnBan Office Building, Hong Li Xi Road, Futian District, Shenzhen P.R.C.  The Company’s telephone number is (86) 8252 0166.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, Directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the officers, directors or shareholders of the Company is delinquent in any necessary filings under Section 16(a).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 23, 2008 (immediately following closing of the share exchange transaction) certain information with respect to the common stock beneficially owned by (i) each Director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors and executive officers as a group:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Terence Yap Wing Khai(1) 1/F Xiu Ping Commercial Building 104 Jervois Sheung Wan Hong Kong	1,076,462	1.79%
Chan Chi Fai(1) Flat E 40/F Block 8 Riviera Gardens Tsuen Wan NT Hong Kong	1,162,643	1.94%

Eppie Wong Yuk Ping(1) 1/F Xiu Ping Commercial Building 104 Jervois Sheung Wan Hong Kong	254	0.0004%
Michael Yap Chee Keong(1) 1/F Xiu Ping Commercial Building 104 Jervois Sheung Wan Hong Kong	922,777	1.54%
Cai Jun Yu Room D604, Meijia Square Hua Qiao Cheng Nanshan District, Shenhen City Guangdong Province, P.R.C.	3,330,000	5.55%
Guokang Tu (2) 9WN LnBan Office Building Hong Li Xi Road, Futian District Shenzhen, P.R.C.	6,600,000	11%
Mengyou Tong 9WN LnBan Office Building Hong Li Xi Road, Futian District Shenzhen, P.R.C	1,000,000	1.67%
Beiquan Ling 9WN LnBan Office Building Hong Li Xi Road, Futian District Shenzhen, P.R.C.	12,000,000	20%
Zhiqun Li 9WN LnBan Office Building Hong Li Xi Road, Futian District Shenzhen, P.R.C.	11,000,000	18.33%
Jiashou Zeng 9WN LnBan Office Building Hong Li Xi Road, Futian District Shenzhen, P.R.C.	0	0%
All Officers and Directors as a Group ( 5 in number) (3)	30,600,000	51%

(1)

The person named is a current director but will resign following the effective date of this Information Statement on Form 14f-1.

(2)

The named person is a current officer and will be appointed as a director following the effective date of this Information Statement on Form 14f-1.

(3)

Includes persons who became officers following closing of the share exchange transaction and who will be appointed as directors following the effective date of this Information Statement on Form 14f-1.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

Officer Compensation

The following table provides summary information concerning compensation awarded to, earned by, or paid to any of our officers for all services rendered to the Company in all capacities for the fiscal years ended December 31, 2005, 2006, and 2007.

Name and Principal Position	Year	Salary ($)	Bonus (3) ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (2)	Total Compensation ($)

Terence Yap, Former CEO (1)	2005	$72,307	0	--	--	--	--	--	$72,307
	2006	$22,436	6,411	--	--	--	--	898	$29,745
	2007	$16,795	___	--	--	--		385	$17,180
Chan Chi Fai, CEO, COO	2005	$80,000	0	--	--	--	--	--	$80,000
	2006	$49,744	6,411	--	--	--	--	--	$56,155
	2007	$76,923		--	--	--			$76,923
Eppie Wong, CFO	2005	$30,769	0	--	--	--	--	--	$30,769
	2006	$30,770	0	--	--	--	--	1,539	$32,309
	2007	$7,692	--	--	--	--		385	$8,077

(1)

Mr. Yap resigned as CEO in December 2006.

(2)

This amount includes a housing allowance and contributions made to the Mandatory Provident Fund (MPF).  The Mandatory Provident Fund is a compulsory savings/retirement scheme for the residents of Hong Kong. Most employees and employers are required to contribute monthly to schemes provided by government approved private organizations.  Contributions are based on a percentage of an employee’s salaries.  The contribution vests fully with the employee immediately upon payment into the scheme.  For Mr. Yap, contributions to the MPF for 2007 were $385.  For Mr. Chan, contributions to the MPF for 2007 and 2006 were $898.  For Ms. Wong, contributions to the MPF for 2007 and 2006 were $1,539 and $385, respectively.

(3)

These bonuses are issued upon the discretion of the Board of Directors.

We do not have employment agreements with any of our officers.  We did not award any stock, stock options, or other equity-based award to any of our officers during the fiscal years ended December 31,

2005, 2006, and 2007.  There are no outstanding equity awards as of December 31, 2007.  We have no agreements for providing compensation of any kind to officers after their retirement or resignation.

Director Compensation

The following table provides summary information concerning compensation awarded to, earned by, or paid to any of our directors for all services rendered to the Company in all capacities for the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total Compensation

Terence Yap	$0	--	--	--	--	$0	$17,180 (1)
Chan Chi Fai	$0	--	--	--	--	$0	$76,923 (2)
Eppie Wong Yuk Ping	$0	--	--	--	--	$0	$8,077 (3)
Michael Yap Chee Keong	$0	--	--	--	--	$0	$0
Leslie Terh Chiew Kim	$0	--	--	--	--	$0	$0
David Ho	$0	--	--	--	--	$0	$0
Paul Y.L. Tong	$0	--	--	--	--	$0	$0

(1)

This amount includes the salary Mr. Yap received as CEO of the Company.  Mr. Yap received no compensation for his duties as a director.

(2)

This amount includes the salary Mr. Chan received as COO of the Company.  Mr. Chan received no compensation for his duties as a director.

(3)

This amount includes the salary Ms. Wong received as CFO of the Company.  Ms. Wong received no compensation for her duties as a director.

We have no standard compensation arrangement for our directors, as we do not pay them compensation for their service as directors.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Review, Approval or Ratification of Transactions with Related Persons

At the present time, the Company does not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person.  Although no formal written policies and procedures for reviewing related party transactions exist, any transaction entered into by the Company with a related person will not be deemed void or voidable if, pursuant to the statutory requirements of the State of Delaware: i) the transaction was approved and ratified in good faith by the members of the Board who are not involved in the transaction; ii) the fact of common directorship, office or financial interest is known to the stockholders, and the stockholders approve and ratify in good faith the transaction by a majority vote of stockholders holding a majority of the voting power; iii) the fact of common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the Board for action; or iv) the transaction is fair as to the Company at the time it is authorized.

Indemnification of Officers and Directors

As permitted by Delaware law, the Company’s Bylaws provide that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Additionally, as permitted by Delaware law, the Company’s Bylaws also provide that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that none of the persons who will be appointed as directors following the effective date of this Information Statement on Form 14f-1.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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November 5, 2008